Exhibit 1.02

Coach, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2013

I.	Introduction

Certain Coach, Inc. (“Coach”) products contain materials or components that use tin, tantalum, tungsten and/or gold (“3TG”). Due to the depth of the supply chain, Coach is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores; the efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information globally on the traceability and sourcing of these ores is extremely limited at this time; this situation is not unique to Coach. We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers so that they may provide us with accurate information about the origin of 3TG in the components we purchase.

Based on a risk assessment to scope where 3TG minerals may be found in our products, we conducted a reasonable country of origin inquiry (“RCOI”) using an industry-specific modified version of the Electronic Industry Citizenship Coalition – Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template (the “survey”). The EICC-GeSI Conflict Minerals Reporting Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer brands.

The efforts were undertaken on the products sourced directly by, and manufactured for, Coach in 2013. The survey was administered through a web based third-party software tool with manual and automated follow-up communications to improve survey response rate. Coach does not directly manufacture products but “contracts to manufacture” from its suppliers products that may contain 3TG necessary to their functionality.

We received survey responses, which we reviewed for completeness and consistency of answers. We required suppliers to provide corrections and clarification where needed.

As such, we believe our process was reasonably designed and performed in good faith.

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II.	Design of Due Diligence Measures

Coach designed its overall conflict minerals procedures based on, and in conformity with the five step framework of the Organization for Economic Co-operation and Development (“OECD”) (2011), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, OECD Publishing (http://dx.doi.org/10.1787/9789264111110-en) (the “Guidance”) and the supplements on tin, tantalum, tungsten and gold. Coach implemented appropriate elements of steps one, two and five of the Guidance, although those relate to Securities and Exchange Commission (“SEC”) regulatory steps that precede and follow the specific due diligence boundaries. Therefore, the design of our due diligence process conforms to steps three and four of the OECD Guidance as applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters/refiners.

Building on the strength of our Global Business Integrity Program, which are the policies and systems we have implemented to be good corporate citizens, we have established strong company management systems to manage our conflict minerals program. Coach’s conflict minerals program is built on the following Conflict Minerals Policy (http://www.coach.com/us/201312/document/Coach_Conflict_Minerals_Policy.pdf) (the “Policy”)

The Policy is communicated through several methods. It is:

●	posted on our company website, coach.com;
●	distributed to all contract-to-manufacture factories and raw material suppliers through our supply chain collaboration online portal; and
●
beginning in June 2014, certain provisions of the Policy will be included into Coach’s Restricted Substance List and Manual (Coach’s guidelines for environmental and chemical compliance) and associated annual Certificate of Compliance (confirmation of compliance with Coach’s Restricted Substance List and Manual) acknowledgement by our manufacturers and suppliers.

It is our intention to annually review this Policy to ensure that it incorporates the most relevant information regarding our business, our supply chain, and the marketplace.

Coach continues to operate our Ethics and Compliance Reporting System for employees of Coach, as well as our business partners, to report issues with and deviations from Coach’s Global Business Integrity Program, including the Policy, by contacting www.coachinc.ethicspoint.com or 1-800-396-1807.

Coach established a conflict minerals oversight committee which is accountable for ensuring that Coach meets regulatory requirements and enterprise goals and consists of executive leadership from the legal, finance, and operations departments. The oversight committee periodically reports to the Audit Committee of the Coach Board of Directors with respect to our due diligence processes and compliance obligations. Additionally, Coach designated an internal resource as the Conflict Minerals Program Manager.

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The Conflict Minerals Program Manager, in conjunction with the oversight committee, meets periodically to review and assess:

●	Coach’s Conflict Minerals Policy;
●	the risk of 3TG minerals in new product development;
●	the progress of Coach’s conflict minerals program to-date;
●	developments in conflict minerals regulations; and
●	priorities and goals for the upcoming year.

III.	Due Diligence Measures Performed by Coach

Coach’s products can be divided into two categories: non-licensed and licensed. The primary products and materials in Coach’s non-licensed merchandise are leather, fabric, hardware, and jewelry. Also included in non-licensed products are novelty items, which include Coach-branded electronic accessories (e.g. USB sticks, radios, travel adapters, etc.). Licensed products include watches, fragrances, shoes and eyewear.

We conducted a risk assessment of the materials and products in both non-licensed and licensed product categories to determine Coach’s RCOI “scope,” based on Coach’s design influence in the manufacturing of these products and the potential presence of 3TG minerals necessary to the material or product functionality. As a result, we decided to exclude leather and fabric raw materials from the RCOI scope as the presence of 3TG minerals, if present at all, is not functional. Additionally, we excluded Coach-branded electronic accessories because we have no design influence in the products’ functionality.

There is significant overlap between Coach’s RCOI efforts and its due diligence; however, the following are the due diligence measures performed by Coach. We:

●	communicated our Conflict Minerals Policy to direct suppliers;
●	conducted internal X-Ray fluorescence testing of raw materials and reviewed analytical chemistry data from a sample of products to determine which 3TG minerals were present beyond impurity levels;
●	had metallized fabrics tested for 3TG components;
●	researched availability of 3TG minerals in producing countries to understand risk;
●	conducted awareness sessions concerning the commitments and requirements expected of Coach suppliers under our conflict minerals program, supported by email and phone dialogues;
●	sent repeated follow-up communications to non-responsive suppliers requesting their participation in the RCOI survey;

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●	reviewed survey responses for accuracy, completeness, and inconsistency and followed-up with individual suppliers as needed;
●	determined a supplier’s risk of sourcing from a covered country by rating each supplier’s RCOI response using a predetermined low, medium, and high risk rating system (“risk rating”);
●	established a record retention policy to ensure that relevant materials are preserved for at least five years;
●
reviewed with senior operations management direct suppliers’ responses (and resulting risk rating) to our conflict minerals information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts (where applicable); and

●	developed a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts.

IV.	Product Determination

Following consultation with internal and external experts, as well as industry associations, we concluded that the only material components and products that may contain conflict minerals necessary to their functionality in Coach’s product offerings are hardware components, jewelry, eyewear, footwear, fragrances, and watches. In accordance with an industry agreed-upon interpretation from the American Apparel and Footwear Association, any tin or gold plating used in hardware components is purely decorative and not necessary to the functionality of Coach’s products. All jewelry items made with gold are considered to be subject to the conflict minerals rule because the function of the gold in jewelry is decorative. Additionally, certain jewelry may use tin as a base metal. Finally, fabric and leather were excluded from our scope because industry experts confirmed that there is no functional reason for any 3TG minerals to be present in Coach’s fabric and leather raw materials.

Following the risk rating of the RCOI respondents, we concluded that there were no high risk rating suppliers and less than 20% received a medium risk rating. Approximately 80% received a low risk rating based on their RCOI survey responses.

Based on the RCOI and due diligence results, no supplier disclosed they were using materials purchased from the Democratic Republic of the Congo (“DRC”) or Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (the “adjoining countries”) (the DRC and the adjoining countries together, the “Covered Countries”), or identified a smelter in the Covered Countries as a source of their materials.

Coach received no information from our direct suppliers indicating that tantalum was present in any of our products. Additionally, Coach received no information from our direct suppliers indicating that the tin, tungsten or gold originated in the Covered Countries or came from 100% recycled or scrap sources.

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V.	Product Description

Following our RCOI and due diligence efforts, we concluded that certain of Coach’s hardware components and products in Coach’s watch, footwear, eyewear, and jewelry product families contained at least one 3TG mineral necessary to their functionality. Coach’s fragrance supplier reported that no 3TG minerals are necessary to the functionality of the products that they contract to manufacture for Coach. No supplier asserted that they were using materials sourced from the DRC or surrounding countries; however, the majority of suppliers were not able to identify the 3TG smelter or mineral’s country of origin.

Though not an exhaustive list, two suppliers were able to identify the smelters used in the manufacturing of tin and gold used in the components supplied to Coach. Two (*) of the five identified smelters are listed on the Conflict Free Smelters & Refiners list (http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/) (Table 1).

Table 1: List of identified smelters in Coach’s supply chain

Mineral	Smelter
Gold	ShanDong ZhaoJin Group, China
Gold	Umicore SA Business Unit Precious Metals Refining, Belgium*
Gold	Umicore Japan, Japan
Tin	Umicore Japan, Japan
Tin	Yunnan Tin Company, Ltd., China*

VI.	Steps to Improve Due Diligence

Based on survey responses, various Coach suppliers are in different stages of development and supply chain sophistication. The majority of our suppliers discussed their requirements regarding the use of conflict minerals with their upstream suppliers but have not yet developed or communicated formal policies and procedures. All Coach hardware component and jewelry suppliers, all with operations in Asia, responded that they are not sourcing conflict minerals from the DRC or surrounding countries. Tin and gold are mined and smelted in several countries in the Austral-Asia region giving Coach no reason to believe that their conflict minerals are sourced from the DRC or adjoining countries. Australia, China, and Indonesia are large producers of tin and gold making it reasonable to believe that any conflict minerals Coach may be using are sourced in the Austral-Asia region, but additional diligence will be necessary to establish source of origin.

Based on the survey results and the challenges described above, Coach has identified several next steps. Coach intends to:

●	incorporate conflict minerals requirements earlier in the supplier onboarding process;
●	partner with suppliers to begin to identify their upstream suppliers;

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●	encourage suppliers to partner with upstream suppliers to identify source materials;
●	internally audit the strength of its conflict minerals program;
●	encourage suppliers to adopt and communicate their own conflict minerals policies; and
●	identify uncooperative suppliers and seek alternatives.

We will continue to communicate our expectations and information requirements to our direct suppliers. We will also continue to monitor changes in circumstances that may impact the facts underlying our analysis and current assessment. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries of our direct suppliers and undertake additional fact and risk assessments where potentially relevant changes in facts or circumstances are identified. We will review new suppliers for conflict minerals conformance during initial business reviews. If we become aware of a supplier whose due diligence needs improvement, we intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.
As we improve our understanding of upstream suppliers in our supply chain we will be able to improve the accuracy of our risk assessment and increase traceability in our supply chain of the materials required to make our products.

VII.	Independent Private Sector Audit

During the two year transition period we are not required to obtain an independent private sector audit (“IPSA”). In future years, if an IPSA is required we will outline the results of that audit in this section.

This document contains forward-looking statements based on management's current expectations. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” or comparable terms. Future results may differ materially from management's current expectations, based upon risks and uncertainties such as expected economic trends, changes in conflict minerals rules or regulations, changes in a supplier’s RCOI survey response, changes in Coach’s supplier base, etc.  Please refer to Coach’s latest Annual Report on Form 10-K for a complete list of risk factors.

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